UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

On February 21, 2018, CGG announced the issuance by CGG Holding (U.S.) Inc. of US$663,635,732 in principal amount of floating rate/ 2.05% PIK first lien senior secured notes due 2023 guaranteed by CGG and certain of its subsidiaries (the “First Lien Notes”) and the issuance by CGG of US$355,141,000 and €80,372,000 in principal amount of floating rate / 8.50% PIK second lien senior secured notes due 2024 guaranteed by certain subsidiaries of CGG (the “Second Lien Notes”) and the emergence of CGG and its subsidiaries from the financial restructuring processes in France and the United States. The indenture governing the First Lien Notes is attached hereto as Exhibit 99.1 and the indenture governing the Second Lien Notes is attached hereto as Exhibit 99.2. A diagram indicating the guarantees and security granted in favor of the First Lien Notes and Second Lien Notes is attached hereto as Exhibit 99.3.

This document does not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Indenture governing the First Lien Notes.

99.2	Indenture governing the Second Lien Notes.

99.3	A diagram showing guarantees and security granted in favor of the First Lien Notes and Second Lien Notes.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785, NO. 333-210768 AND NO. 333-212796) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G

(Registrant)

By:	/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: February 22, 2018